News Release

Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno
Hill District: Drilling Intersects 4.23 meters of 61.8 Ounces per Ton Silver

November 3, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from the 2009 core drilling program at its Lucky Queen property in the Keno Hill silver district, Yukon Territory. Building on Alexco’s previous work, exploration drilling has continued to intersect silver-rich, locally native silver-bearing mineralization at Lucky Queen, historically the highest grade silver producer in the Keno Hill district. Drilling at Lucky Queen continues to confirm the presence and continuity of high grade native silver zones of variable thickness below and southwest of the historical workings. The historic Lucky Queen mine produced approximately 11 million ounces of silver at an average grade of 88.7 ounces of silver per ton from sulfide, sulfosalt and native silver bearing veins and vein stockworks similar to those encountered by Alexco.

Highlights

  Following from the news release dated October 15, 2009 announcing the results from the first five holes, complete assay results have now been received for the remaining seven of the twelve 2009 core holes drilled in total in the vicinity of the historic Lucky Queen mine, located in the eastern part of the Keno Hill silver district. Results include the following:

    DDH K09-209 cut an interval grading 2,120 grams per tonne silver (61.8 ounces per ton), 0.159 grams per tonne gold, 5.0% lead and 9.7% zinc over 4.23 meters from 217.80 to 222.03 meters.

    DDH K09-210 cut an interval grading 3,043 grams per tonne silver (88.8 ounces per ton), 0.120 grams per tonne gold, 9.0% lead and 0.7% zinc or over 1.20 meters from 227.90 to 229.10 meters.

    DDH K09-207 cut an interval grading 2,680 grams per tonne silver (78.2 ounces per ton), 0.17 grams per tonne gold, 5.5% lead and 4.6% zinc over 0.92 meters from 209.70 to 210.62 meters.

    DDH K09-215 cut an interval grading 661 grams per tonne silver (19.3 ounces per ton), 0.080 grams per tonne gold, 4.5% lead and 1.1% zinc over 1.84 meters from 222.19 to 224.03.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Lucky Queen 2009 Drilling and Past Production

The historic Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore for an average recovered production grade of 88.7 ounces of silver per tonne. Drilling by Alexco since 2006 has intersected high-grade silver values in multiple drill holes in the vicinity of the historic Lucky Queen mine. All twelve 2009 holes were drilled to test an area approximately 160 meters by 140 meters centered around prior-year drill holes DDH K08-161 and DDH K07-114 which intersected 2,249 grams per tonne silver (65.6 ounces per ton) over 2.45 meters and 17,380 grams per tonne silver (507.0 ounces per ton) over 1.12 meters, respectively (see news release dated September 18, 2008 entitled “Alexco Announces Additional 2008 Drill Results at Keno Hill: Further Silver Mineralization Encountered at Lucky Queen” and news release dated October 23, 2007 entitled “Alexco Announces High Grade Silver Intercept from Lucky Queen at Keno Hill”). Mineralization within the 2009 holes is similar to that within these previous intercepts, which consisted of native silver seams, silver wire and wads and disseminated silver sulfosalts, with local galena and sphalerite hosted in quartzite. Work continues on a 3D model of the Lucky Queen vein system to assist in further exploration of this geologically complex area. Results from the other five drill holes, which included intercepts of up to 6,935 grams per tonne silver (202.3 ounces per ton) over 1.35 meters, were previously reported in the news release dated October 15, 2009 entitled “Alexco Announces Additional 2009 Drill Results at Keno Hill: Drilling at Lucky Queen Intersects 1.35 meters of 202.3 Ounces per Ton Silver”.

Future Exploration at Lucky Queen

It is notable that drill hole DDH K09-209 which intersected more than four meters of high grade silver mineralization is the furthest down-plunge drill hole in what appears to be a southwest plunging chute of mineralization which remains open down plunge. With a now clearer understanding of the continuity and geometry of this mineralized zone, Alexco is now evaluating the benefits of continued surface drilling to further define the Lucky Queen mineralization, compared to the merits of continuing exploration from underground which would require a new decline and lateral development.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses. Results from these seven previously-unreleased 2009 Lucky Queen drill holes are listed in the table appended to this news release. In addition to the drill hole results noted here, all previously released Keno Hill drill hole results are available for review on the Alexco website at www.alexcoresource.com, in addition to plans or sections for the areas drilled showing the 2009 completed drill holes.

The 2009 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Eco Tech Laboratory at Whitehorse, YT for preparation with fire assay and multi-element ICP analyses done at Eco Tech Laboratory’s facility at Kamloops, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Lucky Queen Exploration DH Assay Composites
Area	Hole #	From meters	To meters	Length meters	Ag g/tonne	Ag oz/ton	Au g/tonne	Au oz/ton	Pb %	Zn %
Lucky Queen	K-09-0207	209.70	210.62	0.92	2,679.9	78.2	0.170	0.005	5.46	4.57
	includes	209.70	210.00	0.30	8,069.0	235.4	0.440	0.013	16.70	13.6

Lucky Queen	K-09-0209	211.95	212.35	0.40	6,417.0	187.2	0.580	0.017	3.83	0.48
	K-09-0209	217.80	222.03	4.23	2,119.6	61.8	0.159	0.005	5.04	9.66
	includes	218.00	220.98	2.98	2,876.0	83.9	0.169	0.005	7.05	8.94

Lucky Queen	K-09-0210	227.90	229.10	1.20	3,043.0	88.8	0.120	0.004	9.06	0.66

Lucky Queen	K-09-0213	249.40	250.40	1.00	117.3	3.4	0.015	0.000	1.42	0.51

Lucky Queen	K-09-0215	222.19	224.03	1.84	661.4	19.3	0.080	0.002	4.45	1.05
	includes	222.79	223.10	0.31	3,420.7	99.8	0.348	0.010	22.82	4.65

Lucky Queen	K-09-0216	244.10	246.16	2.06	308.9	9.0	0.050	0.001	0.17	0.21
	includes	244.47	245.50	1.03	561.6	16.4	0.063	0.002	0.13	0.37

Lucky Queen	K-09-0217	221.45	222.50	1.05	440.2	12.8	0.038	0.001	4.30	0.02

Note: Composites were calculated using a 30 g/tonne Ag cutoff with a maximum 1 meter internal dilution